VIA EDGAR

September 9, 2025

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenny O’Shanick

Re:	AIRO Group Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-290109)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on September 10, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We also advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied, and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representative of the several Underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Beau Bohm
Name:	Beau Bohm
Title:	Managing Director, Co-Head of ECM

[Signature Page to Acceleration Request by Underwriters]